Exhibit 99.1

MEMORANDUM OF UNDERSTANDING

FOR THE MERGER OF BLUE WOLF MONGOLIA HOLDINGS CORP.

AND Li3 ENERGY, INC.

March 18, 2013

This Memorandum of Understanding (“MOU”) summarizes the principal terms of the merger (the “Merger”) between Blue Wolf Mongolia Holdings Corp. (“BW”), a British Virgin Islands company, and Li3 Energy, Inc. (“Li3”), a Nevada corporation.

Merger Terms

Execution Date:

Execution of the definitive merger agreement (the “Definitive Agreement”) shall occur as soon as practicable following the completion of all the Execution Conditions (defined below), but no later than May 10, 2013 (the “Execution Date”). With the assistance of Li3 and as soon as practicable following the date hereof, BW shall file proxy materials under cover of Form 6-K (the “BW Proxy Statement”) with the Securities and Exchange Commission (“SEC”) to solicit BW’s shareholders to approve certain amendments to the trust agreement and BW’s charter, including extending BW’s expiration date and removing the 80% requirement. Concurrent with the filing of the BW Proxy Statement, BW shall also file a tender offer to enable BW’s shareholders to redeem their shares (the “Extension TO”). In the event BW’s shareholders approve the proposals set forth in the BW Proxy Statement and the Extension TO is consummated (the “Extension Conditions”), BW shall prepare and file (after entry into the Definitive Agreement) a second tender offer (the “Merger TO”) with the SEC to provide BW’s shareholders with an opportunity to redeem their shares in connection with the consummation of the Merger.

With the assistance of BW, Li3 shall file a proxy statement (“Li3 Proxy Statement”) for a shareholders meeting to approve the Merger with the SEC as soon as practicable, but no later than two weeks following the Execution Date.

Execution Conditions:

The execution of the Definitive Agreement shall be subject to (i) the satisfactory completion of BW’s confirmatory due diligence of Li3, (ii) the satisfactory completion of Li3’s confirmatory due diligence of BW, (iii) approval of the Board of Directors of each of Li3 and BW, (iv) the terms and conditions of the Definitive Agreement are reasonably acceptable to the parties, (v) the execution of Lockup and Support Agreements (as defined below), and (vi) the satisfaction of the Extension Conditions.

Structure:	BW will set up a subsidiary (“Merger Sub”) for purposes of the Merger. Merger Sub shall merge into Li3, and Li3 will remain as the surviving entity as a wholly-owned subsidiary of BW.
Closing Date:

As soon as practicable following completion of all Closing Conditions (defined below), but no later than BW’s new expiration date to be set forth in BW’s amended charter (as approved by BW’s shareholders pursuant to the Extension TO). It is intended that the combined entity will continue to trade on the NASDAQ Capital Market (“NASDAQ”) post-Merger.

Closing Conditions:

Customary conditions for transactions of this nature including: (a) if necessary, BW and Li3 shareholder approval and regulatory approvals, including SEC and government approvals and (b) BW’s trust fund having a minimum of $5.0 million of cash upon the consummation of the Merger and giving effect to redemptions by BW’s shareholders and after payment of both BW’s expenses related to the consummation of the Merger and its deferred underwriting fees related to its initial public offering.

Consideration:

Upon the Closing of the Merger, Li3 shareholders will receive one (1) share of BW for every 250 shares of Li3 (the “Exchange Ratio”). Any fractional shares will be rounded up or down to the nearest whole number.

Name of Merged Company:	Upon Closing, the merged company shall be named Li3 Energy, Inc.
Initial Board:

The initial Board of Directors for the merged company will consist of seven members, three of whom will be designated by BW and four of whom shall be designated by Li3. Four of the seven members must be “independent” pursuant to rules of the SEC and NASDAQ.

Lockup and Support Agreements:

Certain shareholders of Li3 (including POSCO and Li3’s officers and directors) will agree to vote in favor of the Merger and to be restricted from selling any shares until the expiration of the lockup for BW’s insiders as specified in BW’s registration statement on Form S-1.

In addition, Li3 shareholders holding a minimum of 50% of Li3’s outstanding shares will agree to assign their proxy to Li3 to vote in favor of the Merger and to be restricted from selling any Li3 shares until the Closing.

Use of Proceeds: Exclusivity:

Immediately upon Closing, the net proceeds from the Merger will be used as follows: (i) first, for payment of accrued transaction costs for the Merger and deferred underwriters compensation, and (ii) second, for the development of Li3’s Chilean mining projects, acquisitions, and general corporate purposes.

Other than the existing negotiations/discussions currently ongoing between Li3 and parties as disclosed to Blue Wolf, until May 10, 2013 (the “Exclusivity Period”) neither Li3 nor any of its directors or officers will solicit or attempt to solicit from, or begin or continue discussions previously commenced with, any third party concerning: (a) an offer of merger or other business combination relating to Li3 or (b) a transaction whereby Li3, or any of Li3’s securities or material assets, would be sold to any party other than BW. Notwithstanding the foregoing, nothing shall preclude or restrict the officers and directors of Li3 from considering or negotiating any unsolicited transaction that may be a superior proposal or from considering, negotiating or approving project-level financing with potential joint venture partners.

Confidentiality:

The parties to this MOU acknowledge and affirm the terms of the Mutual Non-Disclosure Agreement executed by BW and Li3 on February 5, 2013 (the “NDA”). The parties further agree that the existence and terms of this MOU and the transaction contemplated hereby are strictly confidential and further agree that they and their respective representatives shall not disclose to the public or to any third party the existence or terms of this MOU or the proposed transaction other than with the express prior written consent of the other party, except as may be required by applicable law, rule or regulation (including, without limitation, the rules or policies of the NASDAQ ), or at the request of any governmental, judicial, regulatory or supervisory authority having jurisdiction over the such party or any of its representatives, control persons or affiliates (including, without limitation, the rules or regulations of the SEC and NASDAQ), or as may be required to defend any action brought against such person in connection with the transaction.

Representations, Warranties and Covenants:

All parties shall make customary representations and warranties and shall agree to comply with customary covenants, including with respect to their affiliates and future conduct. These representations and warranties and covenants shall also include compliance with all applicable laws.

Risk Disclosure:	All parties acknowledge that they have received advice from their own legal counsel or similar advisor regarding this MOU.
Trust Fund Waiver:

The parties to this MOU acknowledge and affirm the terms and conditions of the “Waiver of Claims Against Trust” section set forth in the NDA, which terms and conditions are incorporated herein by reference as if made as of and on the date hereof.

Termination Expenses:

Should the transaction be terminated for any reason (whether or not the Definitive Agreement is entered into between the parties) , Li3 agrees to pay BW up to a maximum $150,000 of documented expense as reimbursement to BW for its out of pocket expenses incurred in connection with this proposed transaction, the BW Proxy Statement, the

Extension TO and the Merger TO. The anticipated category of expenses shall be limited to legal fees, accounting fees, information agent fees, filing fees, printer costs, transfer agent fees and trust company fees. BW's sponsor has committed to funding expenses in excess of $150,000.

BW Sponsor Agreement:

BW’s sponsor will forfeit 80% of its BW shares and 80% of its sponsor warrants upon the closing of the Merger. The remaining BW shares held by BW’s sponsor subsequent to the closing of the Merger will not be subject to any forfeiture provisions currently in effect.

Governing Law:

This MOU shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws or principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this MOU shall be brought against the parties hereto or thereto in the state or federal courts located in the State of New York.

[Signature page follows]

Each of the Parties hereto has caused this MOU to be executed by its duly authorized representative on the date indicated.

Li3 Energy, Inc.
Marchant Pereira 150
803 Providencia
Santiago de Chile, Chile

By:	/s/ Luis Francisco Saenz
Name: Luis Francisco Saenz
Title: President, CEO & Director

Date:	March 18, 2013

Blue Wolf Mongolia Holdings Corp.
Suite 409, Central Tower
2 Sukhbaatar Square, Sukhbaatar District 8
Ulaanbaatar 14200, Mongolia

By:	/s/ Lee o. Kraus
Name: Lee O. Kraus
Title: CEO & Chairman

Date:	March 18, 2013

Blue Wolf Mongolia Holdings Corp.
Suite 409, Central Tower
2 Sukhbaatar Square, Sukhbaatar District 8
Ulaanbaatar 14200, Mongolia

By:	/s/ P. Nicholas Edwards
Name: P. Nicholas Edwards
Title: CFO & President

Date:	March 18, 2013